

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 30, 2015

Via E-mail
James Zhi Qin
Director and Chief Executive Officer
Autohome Inc.
10th Floor Tower B, CEC Plaza
3 Dan Ling Street
Haidian District, Beijing 100080
The People's Republic of China

> **Re:** **Autohome Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2013**
> **Filed March 31, 2014**
> **File No. 001-36222**

Dear Mr. Qin:

We have reviewed your letter dated January 6, 2015 in connection with the above-referenced filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 18, 2014.

Form 20-F for the Fiscal Year Ended December 31, 2013

Notes to the Consolidated Financial Statements

Note 6. Taxation, page F-25

1. Your response to prior comment number 3 appears to indicate that other than the dividends distributed per the pre-IPO shareholders agreement the undistributed earnings of PRC subsidiaries were indefinitely reinvested. However, we note that your disclosure on page F-28 indicates that for the year ended December 31, 2012 "after considering its dividend distributions, <u>operational funding and future development activities</u>, the

Company did not intend to indefinitely reinvest any of the earnings." Considering that you intended to use these earnings to fund the parent company's operations and development activities in 2012 please support your subsequent claims that you intend to permanently reinvest the undistributed earnings.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Christine Davis, Assistant Chief Accountant, at (202) 551-3408, if you have questions regarding comments on the financial statements and related matters. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief